# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Amber International Holding Limited, CIK 0001697818
CUSIP: 45113Y203
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Date of event which requires filing of this statement: 05/29/2026
Amends the filing with accession number 0001104659-25-025322
Filed by CIK 0002061703
Persons authorized to receive notices and communications: Yuao Wu, Amber International Holding Limited, 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881, 65 60220228; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor, ICBC Tower, 3 Garden Road, Central, Hong Kong, Hong Kong (K3), 00000, 852-2514-7600

## Reporting persons
- Amber Global Limited (CIK 0002061703): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: Rows 8, 10, 11 and 13 -- Immediately following the Share Distribution (as defined below), Amber Global Limited ("AGL") no longer beneficially owned any Class A Ordinary Shares of the Issuer. As a result, immediately after the filing of this Amendment, AGL will cease to be a member of the group of Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. This Amendment constitutes an exit filing for AGL.
- Yuao Wu (CIK 0002120901): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 0; shared voting power 131,942,913; sole dispositive power 0; shared dispositive power 131,942,913; aggregate amount beneficially owned 131,942,913 (28.1% of the class)
  Comment: Row 1 -- Yuao Wu is also known as Michael Wu and was listed in the initial Schedule 13D (as defined below) as "Yuao Wu (Michael)".
  
  Rows 8, 10 and 11 -- Immediately following the Share Distribution, AGL ceased to hold any Class A Ordinary Shares of the Issuer. The aggregate amount beneficially owned by Mr. Yuao Wu represents (i) 36,233,237 Class B Ordinary Shares held by Amber Fort Limited, (ii) 69,552,266 Class A Ordinary Shares received by Amber Fort Limited as a transferee in the Share Distribution, (iii) 19,458,931 Class A Ordinary Shares received by Amber Primary Unit Holding Limited as a transferee in the Share Distribution, and (iv) 6,698,479 Class A Ordinary Shares received by Digital Future Alliance Limited as a transferee in the Share Distribution. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Mr. Wu is the sole director of each of Amber Fort Limited, Amber Primary Unit Holding Limited and Digital Future Alliance Limited and may be deemed to beneficially own the shares held by each such entity. Mr. Wu disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of (i) 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed on May 13, 2026, plus (ii) 36,233,237 Class B Ordinary Shares deemed converted into Class A Ordinary Shares solely for purposes of this calculation.
- Amber Fort Limited: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 105,785,503; sole dispositive power 0; shared dispositive power 105,785,503; aggregate amount beneficially owned 105,785,503 (22.5% of the class)
  Comment: Rows 8, 10 and 11 -- Amber Fort Limited's beneficial ownership represents (i) 36,233,237 Class B Ordinary Shares it holds directly, and (ii) 69,552,266 Class A Ordinary Shares it received as a transferee in the Share Distribution. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Each Class B Ordinary Share is entitled to 30 votes per share, and each Class A Ordinary Share is entitled to one vote per share. Immediately following the Share Distribution, Amber Fort Limited no longer beneficially owned Class A Ordinary Shares indirectly through AGL.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of (i) 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A Ordinary Shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed on May 13, 2026, plus (ii) 36,233,237 Class B Ordinary Shares deemed converted into Class A Ordinary Shares solely for purposes of this calculation.
- Amber Primary Unit Holding Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: other (OO); sole voting power 0; shared voting power 19,458,931; sole dispositive power 0; shared dispositive power 19,458,931; aggregate amount beneficially owned 19,458,931 (4.5% of the class)
  Comment: Rows 8, 10 and 11 -- Amber Primary Unit Holding Limited's beneficial ownership represents 19,458,931 Class A Ordinary Shares it received as a transferee in the Share Distribution. Immediately following the Share Distribution, Amber Primary Unit Holding Limited no longer beneficially owned Class A Ordinary Shares indirectly through AGL and ceased to beneficially own more than five percent of the outstanding Class A Ordinary Shares of the Issuer. As a result, immediately after the filing of this Amendment, Amber Primary Unit Holding Limited will cease to be a member of the group of Reporting Persons for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. This Amendment constitutes an exit filing for Amber Primary Unit Holding Limited.
  
  Row 13 -- Calculated in accordance with Rule 13d-3(d)(1)(i) on the basis of 432,954,386 Class A Ordinary Shares issued and outstanding as of March 31, 2026 (excluding the Class A ordinary shares held by JPMorgan Chase Bank N.A., the Issuer's depositary, underlying the share-based awards reserved for issuance under certain employee incentive plans of the Issuer), as reported in the Issuer's Form 20-F filed on May 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value of $0.001 per share
Name of issuer: Amber International Holding Limited
Address of issuer's principal executive offices: 1 Wallich Street, #30-02 Guoco Tower, Singapore, Singapore (U0), 078881
Comment: This Amendment No. 1 to Schedule 13D (this "Amendment") hereby amends the initial Schedule 13D filed with the U.S. Securities and Exchange Commission on March 12, 2025 (the "Schedule 13D"), on behalf of (i) Amber Global Limited, a Cayman Islands company, (ii) Mr. Yuao Wu, a citizen of Hong Kong, (iii) Amber Fort Limited, a Cayman Islands company and (iv) Amber Primary Unit Holding Limited, a British Virgin Islands company. Except as amended and supplemented herein, the information set forth in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D. This Amendment constitutes an exit filing for Amber Global Limited and Amber Primary Unit Holding Limited.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended to add the following:

AGL and Amber Primary Unit Holding Limited shall no longer be a member of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment. The remaining Reporting Persons, namely Mr. Yuao Wu and Amber Fort Limited, will continue filing jointly on Schedule 13D with respect to their beneficial ownership of securities of the Issuer. Each of such remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs:

On May 29, 2026, pursuant to the unanimous written resolutions of the board of directors of the Issuer dated May 29, 2026, AGL effected a pro-rata in-kind distribution to its shareholders of all 309,834,748 Class A Ordinary Shares previously held by AGL in the Issuer (the "Share Distribution"). The Share Distribution was effected in connection with the restructuring of AGL's investment holdings. Immediately following the Share Distribution, AGL held no Class A Ordinary Shares of the Issuer and Amber Primary Unit Holding Limited ceased to beneficially own more than five percent of the outstanding Class A Ordinary Shares of the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended by adding the following paragraphs:

The information set forth in or incorporated by reference into Item 3 of this Amendment is hereby incorporated by reference in its entirety into this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The responses of each Reporting Person to Rows 7 through 13 of the cover pages of this Amendment are hereby incorporated by reference into this Item 5. Except as otherwise stated herein, each Reporting Person expressly disclaims any beneficial ownership of the Class A Ordinary Shares held by each other Reporting Person.

In addition, Mr. Yuao Wu and Amber Fort Limited collectively owned approximately 77.8% of the voting power of the Issuer as of immediately following the consummation of the Share Distribution.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as disclosed in the Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Ordinary Shares during the 60 days preceding the date hereof.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in the Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Ordinary Shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of May 29, 2026, AGL and Amber Primary Unit Holding Limited ceased to be the beneficial owner of more than five percent of the outstanding Class A Ordinary Shares of the Issuer.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraphs:

In connection with this Amendment, the Reporting Persons who will remain Reporting Persons following the filing of this Amendment, namely Mr. Yuao Wu and Amber Fort Limited, have entered into a Joint Filing Agreement, dated as of May 29, 2026 (the "Joint Filing Agreement"), pursuant to which such persons have agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is filed as Exhibit 99.1 hereto and is incorporated by reference into this Item 6. The Joint Filing Agreement shall become effective, and the joint filing agreement previously filed as Exhibit 99.1 to the initial Schedule 13D filed on March 12, 2025 shall terminate, in each case, as of immediately after the filing of this Amendment.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

99.1 Joint Filing Agreement, dated as of May 29, 2026, by and among Mr. Yuao Wu and Amber Fort Limited.

## Signatures
- Amber Global Limited: /s/ Yuao Wu, Yuao Wu, Director (06/01/2026)
- Yuao Wu: /s/ Yuao Wu, Yuao Wu (06/01/2026)
- Amber Fort Limited: /s/ Yuao Wu, Yuao Wu, Director (06/01/2026)
- Amber Primary Unit Holding Limited: /s/ Yuao Wu, Yuao Wu, Director (06/01/2026)